Mail Stop 3561

August 31, 2007

Cory Heitz, Chief Executive Officer
MH&SC, Incorporated
3505 Castlegate Ct.
Lexington, KY 40502

> **Re:** **MH&SC, Incorporated**
> **Amendment No. 4 to Form SB-2**
> **Filed August 10, 2007**
> **File No. 333-141010**

Dear Mr. Heitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

MH&SC, Inc. Consolidated Financial Statements, page F-19

Notes to Consolidated Financial Statements, page F-25

Note 2 – Summary of Significant Accounting Policies, page F-25

Goodwill and Other Intangible Assets, page F-28

1. We reviewed your response to our prior comment 1 that you valued My Health & Safety Supply Company using one year of anticipated gross margin. We are not in a position to agree that your methodology results in an amount that approximates fair value. Please tell us your basis in GAAP for using this methodology rather than the present value of estimated future cash flows, which is often viewed as the best available technique if quoted market prices are not available. Please tell us your basis for using only one year of

anticipated operating results. Please be advised that future cash flows should take into account other factors outside of gross margin such as selling, general and administrative costs and capital expenditures required to execute your business plan. Please revise your fair value calculation and the impairment amount as necessary. Refer to paragraphs 23 through 25 of SFAS No. 142 and FASB Statement of Concepts 7.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551- 3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Amy Tawney, Esq.
        Bowles Rice